KPMG LLP PO Box 10426 777 Dunsmuir Street Vancouver, BC V7Y 1K3 Canada	Telephone:(604) 691-3000 Fax: (604) 691-3031 Internet: www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Westport Fuel Systems Inc.

We consent to the use of:
a.our report dated March 14, 2022 on the consolidated financial statements of Westport Fuel Systems Inc. (the “Entity”) which comprise the consolidated balance sheets as at December 31, 2021 and December 31, 2020, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively the “consolidated financial statements”), and
b.our report dated March 14, 2022 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2021 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2021.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-165812, No. 333-168847, No. 333-211726 and No. 333-248912) on Form S-8, (No. 333-253892) on Form F-10/A, and (No. 333-207523) on Form F-4/A of the Entity.

Chartered Professional Accountants

/s/ KPMG LLP

March 14, 2022
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.